Exhibit 99.1

Quipt Accelerates National Expansion Efforts with Acquisition of Multi State Operator - Good Night Medical - Significantly Bolstering Commercial Contract Portfolio

Acquisition Adds $7.5 Million in Annualized Revenues, 20% Adjusted EBITDA Margin Post Integration, and Over 10,000 Active Patients

Cincinnati, Ohio – April 19, 2022 – Quipt Home Medical Corp. (“Quipt” or the “Company”) (NASDAQ:QIPT; TSXV:QIPT), a U.S. based leader in the home medical equipment industry, focused on end-to-end respiratory care, is very pleased to announce that it has acquired Good Night Medical, LLC (“Good Night Medical”), a business with operations across seven U.S. states, reporting unaudited trailing 12-month annual revenues of approximately $7.5 million and with anticipated Adjusted EBITDA (defined below) of $1.5 million (20% margin) post integration. As a reminder all figures stated are in USD.

Acquisition Details

The acquisition encompasses locations across seven U.S. states including Arkansas, Georgia, Massachusetts, North Carolina, Ohio, Texas and California. The acquisition provides Quipt an expansionary opportunity into Massachusetts, North Carolina and Texas, which are new U.S. states for Quipt’s coverage sphere including important new commercial insurance contracts. The other four U.S. states are current areas of service for Quipt, which provide for actionable revenue and cost synergy opportunities as further scale is created in each operating region. The expansionary operating footprint aligns closely with regions that have a high prevalence of Chronic Obstructive Pulmonary Disease (“COPD”), a key target patient group; cumulatively the seven states Good Night Medical operates in contain some of the highest prevalence U.S. states. According to the National Institutes of Health (NIH), about 5 million people between the seven states have COPD1. The favorable demographics, additional insurance contracts, and infrastructure provides Quipt with the right set of circumstances to further accelerate its national expansion efforts as a leader in clinical respiratory care.

The integration process will include Quipt applying its proven subscription-based resupply program to each acquired business unit, as well as the highly intensive service model Quipt is known for. Consistent with the transactions Quipt has completed to date, Good Night Medical brings an experienced operational team.

Good Night Medical has been a leader in the respiratory home care services space for over 9 years and has several difficult to obtain insurance contracts that significantly enhance Quipt’s presence in each of Good Night Medical’s regions. Good Night Medical has 10,000 active patients, bringing Quipt’s total to approximately 180,000 active patients, and like Quipt, Good Night Medical offers high-quality service, equipment, and supplies.

Moreover, Good Night Medical has strong diversification amongst referral sources, and a payor base, with exposure to less than 30% from Medicare. Furthermore, Good Night Medical has no exposure to ventilation therapy, which provides Quipt an opportunity to grow as well as other complimentary clinical respiratory products and services. In addition, Good Night Medical provides Quipt the opportunity to add patients to Quipt’s existing subscription-based resupply program, and Quipt expects that it can derive strong revenue synergies from this initiative.

Under the terms of the definitive purchase agreement, Quipt acquired Good Night Medical for approximately $7 million in cash. It is expected the acquisition will increase Quipt’s annual revenues by approximately $7.5 million, and, post integration, Adjusted EBITDA by $1.5 million (20% margin).

Reiteration of Outlook for Calendar End 2022 (Fiscal Q1 2023)

Based on the current operations, market trends and completed and prospective acquisitions, the Company is reiterating its outlook for its annual run-rate revenue by the end of calendar 2022 (Fiscal Q1 2023) to be $180-$190 million with $38-$43 million in run-rate Adjusted EBITDA.

1 Source: https://www.nhlbi.nih.gov/health-topics/education-and-awareness/copd-learn-more-breathe-better/state-prevalence

Management Commentary

“This acquisition of Good Night Medical is a prime example of the quality respiratory businesses we have in our robust pipeline. Good Night Medical strengthens our healthcare network across multiple states, enhancing our national coverage sphere over an area that includes about 5 million COPD sufferers in the United States. Furthermore, I believe that this acquisition will help us achieve long term cost saving goals that will drive our future margin acceleration by giving us increased scale across the organization,” said Greg Crawford, Chairman and CEO of Quipt. “We see several actionable synergies and believe our strong sleep re-supply business presents us with significant upside as we deploy our technology therein. Integration is the key to our ongoing financial and operating success as it allows us to continue the strong pace of closing strategic acquisitions, alongside the stringent approach to our due-diligence process that provides us acquisition opportunities that work towards our long-term strategic objectives. We are extremely encouraged about the growth path we are on, carving out a special segment of the homecare industry and we are well positioned to seize the growth opportunity ahead of us.”

“Additionally, I want to take a moment to provide an update on our sleep therapy business unit. As noted in our fiscal Q1 2022 financial news release, we have seen significant backlog, with nearly 8,000 patients waiting for a sleep device. It is important to understand that this backlog is extremely sticky with the entire industry experiencing supply constraints, and we view the revenue impact as delayed not lost. Furthermore, I am pleased to share that we began the month of April with the largest on hand inventory of CPAP devices since the recall commenced and I am cautiously optimistic as we move through the second half of the year that the supply pressures will continue to alleviate.”

Chief Financial Officer, Hardik Mehta added, “This acquisition allows us to build out our operating footprint within existing and new markets as we reach approximately 180,000 active patients, add $7.5 million in revenue, a meaningful EBITDA contribution, as well as providing us significantly enhanced infrastructure across seven states. We are pleased with the consistent performance across our entire operation year to date and are very well positioned as we move through 2022 and beyond to grow into a leader in respiratory homecare across the United States. The bullish regulatory environment, industry tailwinds, and need for respiratory homecare, gives us an incredible runway in strategically gaining market share in favorable geographies. Looking at our current pipeline, it remains very exciting, and we expect to remain very active over the near term with exciting targets that meet our stringent criteria and are thrilled to continue to execute on our growth pillars over the course of the year.”

ABOUT QUIPT HOME MEDICAL CORP.

The Company provides in-home monitoring and disease management services including end-to-end respiratory solutions for patients in the United States healthcare market. It seeks to continue to expand its offerings to include the management of several chronic disease states focusing on patients with heart or pulmonary disease, sleep disorders, reduced mobility, and other chronic health conditions. The primary business objective of the Company is to create shareholder value by offering a broader range of services to patients in need of in-home monitoring and chronic disease management. The Company’s organic growth strategy is to increase annual revenue per patient by offering multiple services to the same patient, consolidating the patient’s services, and making life easier for the patient.

Reader Advisories

Readers are cautioned that the financial information regarding the acquisition disclosed herein is unaudited and derived as a result of the Company’s due diligence, including a review of the acquisition’s bank statements and tax returns.

There can be no assurance that any of the potential acquisitions in the Company’s pipeline or in negotiations will be completed as proposed or at all and no definitive agreements have been executed. Completion of any transaction will be subject to applicable director, shareholder, and regulatory approvals.

Unless otherwise specified, all dollar amounts in this press release are expressed in U.S. dollars.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

Certain statements contained in this press release constitute "forward-looking information" as such term is defined in applicable Canadian securities legislation. The words "may", "would", "could", "should", "potential", "will", "seek", "intend", "plan", "anticipate", "believe", "estimate", "expect", "outlook", and similar expressions as they relate to the Company, including: post integration financial results (revenue and Adjusted EBITDA) of Good Night Medical; Quipt accelerating its national expansion efforts as a leader in clinical respiratory care; Quipt’s growth opportunities as a result of the acquisition of Good Night Medical; Quipt adding patients to its subscription-based resupply program; Quipt expecting that it can derive strong revenue synergies; the Company’s outlook for calendar 2022; the acquisition helping Quipt achieve long term cost savings that will drive future margin acceleration; Quipt’s acquisition pipeline and pace of further acquisitions; Quipt believing that supply pressures will continue to alleviate; and Quipt remaining very active with acquisitions over the near term; are intended to identify forward-looking information. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, and current information available to the Company, and are subject to certain risks, uncertainties and assumptions, including: the acquisition achieving results at least as good as historical performances; the financial information regarding the acquisition being verified when included in the Company’s consolidated financial statements prepared in accordance with generally accepted accounting principles in Canada as set out in the CPA Canada Handbook – Accounting under Part I, which incorporates International Financial Reporting Standards as issued by the International Accounting Standards Board; the Company successfully identified, negotiating and completing additional acquisitions, including accretive acquisitions; the Company organically growing at a rate of 10% and completing acquisitions that add at least $25 million in new revenue in order to meet 2022 outlook. Many factors could cause the actual results, performance or achievements that may be expressed or implied by such forward-looking information to vary from those described herein should one or more of these risks or uncertainties materialize. Examples of such risk factors include, without limitation: credit; market (including equity, commodity, foreign exchange and interest rate); liquidity; operational (including technology and infrastructure); reputational; insurance; strategic; regulatory; legal; environmental; capital adequacy; the general business and economic conditions in the regions in which the Company operates; the ability of the Company to execute on key priorities, including the successful completion of acquisitions, business retention, and strategic plans and to attract, develop and retain key executives; difficulty integrating newly acquired businesses; the ability to implement business strategies and pursue business opportunities; low profit market segments; disruptions in or attacks (including cyber-attacks) on the Company's information technology, internet, network access or other voice or data communications systems or services; the evolution of various types of fraud or other criminal behavior to which the Company is exposed; the failure of third parties to comply with their obligations to the Company or its affiliates; the impact of new and changes to, or application of, current laws and regulations; decline of reimbursement rates; dependence on few payors; possible new drug discoveries; a novel business model; dependence on key suppliers; granting of permits and licenses in a highly regulated business; the overall difficult litigation environment, including in the U.S.; increased competition; changes in foreign currency rates; increased funding costs and market volatility due to market illiquidity and competition for funding; the availability of funds and resources to pursue operations; critical accounting estimates and changes to accounting standards, policies, and methods used by the Company; the occurrence of natural and unnatural catastrophic events and claims resulting from such events; and risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; as well as those risk factors discussed or referred to in the Company’s disclosure documents filed with United States Securities and Exchange Commission and available at www.sec.gov, and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward-looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

Non-GAAP Measures

This press release refers to “Adjusted EBITDA” which is a non-GAAP and non-IFRS financial measure that does not have a standardized meaning prescribed by GAAP or IFRS. The Company’s presentation of this financial measure may not be comparable to similarly titled measures used by other companies. This financial measure is intended to provide additional information to investors concerning the Company’s performance. Adjusted EBITDA is defined as EBITDA excluding stock-based compensation. Adjusted EBITDA is a Non-IFRS measure the Company uses as an indicator of financial health and excludes several items which may be useful in the consideration of the financial condition of the Company, as applicable, including interest expense, income taxes, depreciation, amortization, stock- based compensation, goodwill impairment and change in fair value of debentures and financial derivatives.

For further information please visit our website at www.Quipthomemedical.com, or contact:

Cole Stevens

VP of Corporate Development

Quipt Home Medical Corp.

859-300-6455

cole.stevens@myquipt.com

Gregory Crawford

Chief Executive Officer

Quipt Home Medical Corp.

859-300-6455

investorinfo@myquipt.com